Exhibit 12.1

KRATON POLYMERS LLC

Ratio of Earnings to Fixed Charges

(In thousands)

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Fixed Charges:
+ Interest expensed	35,188	42,608	39,916	32,303	34,247
+ Interest capitalized	—	—	—	—	—
+ Amortization of deferred financing costs	2,139	2,715	2,351	2,262	5,563
+ Accretion of debt discount	—	—	—	—	—
+ Estimate of interest within rental expense	2,800	2,449	2,449	2,267	2,133
+ Preference security dividend requirements	—	—	—	—	—

Total fixed charges	40,127	47,772	44,716	36,832	41,943
Earnings:
+ Pre-tax income (loss)	36,874	(37,605)	22,068	34,179	(54,794)
- Income from equity investees	(437)	(626)	(168)	(1,516)	(462)
+ fixed charges	40,127	47,772	44,716	36,832	41,943
+ Amortization of capitalized interest	—	—	—	—	—
+ Distributed income of equity investees	1,041	106	1,265	461	561
+ Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
- Interest capitalized	—	—	—	—	—
- Preference security dividend requirements	—	—	—	—	—
- The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total Earnings	77,605	9,647	67,881	69,956	(12,752)
Deficiency (Surplus)	(37,478)	38,125	(23,165)	(33,124)	54,695

Ratio	1.93	0.20	1.52	1.90	(0.30)
Ratio of Earnings to Fixed Charges	1.9:1.0	0.2:1.0	1.5:1.0	1.9:1.0	—

Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2007 by approximately $38.1 million and for the year ended December 31, 2004 by approximately $54.7 million.